UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)

EDISON INTERNATIONAL
(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan
____________________________________________________________________________________________________

Financial Statements and Supplemental Schedule
As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company Benefits Committee
Edison 401(k) Savings Plan
Rosemead, California

We have audited the accompanying statements of net assets available for benefits of the Edison 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Costa Mesa, California

June 27, 2016

Financial Statements
____________________________________________________________________________________________________

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2015	2014
Assets
Investments, at fair value	$3,799,114	$4,076,668
Receivables
Notes receivable from participant	87,024	81,878
Dividends receivable	5,029	4,610
Receivable from brokers and other	1,461	285
Total receivables	93,514	86,773
Total assets	3,892,628	4,163,441

Liabilities
Payable to brokers and others	35,735	10,376
Total liabilities	35,735	10,376

Net assets available for plan benefits	$3,856,893	$4,153,065

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

(in thousands)	For year ended December 31, 2015
Additions
Investment income (loss)
Dividends	$29,074
Interest income and other	7,341
Net depreciation in fair value of investments	(111,995)
Total investment loss	(75,580)
Management fees	(6,447)
Net investment loss	(82,027)
Interest income on notes receivables from participants	3,775
Contributions
Employer contributions, net of forfeitures	72,608
Participant and rollover contributions	138,730
Total net contributions	211,338
Total additions	133,086

Deductions
Distributions to participants	429,258
Total deductions	429,258

Net decrease	(296,172)
Net assets available for plan benefits
Beginning of year	4,153,065
End of year	$3,856,893

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
1. Plan Description
The following description of the Edison 401(k) Savings Plan (the “Plan”) provides only general information. The Plan sponsor is the Southern California Edison Company (the “Plan Sponsor”). Participants should refer to the summary plan description and Plan document, as amended, for a more complete description of the Plan's provisions.
Nature of Plan
Eligibility
The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the “Company”) and many of its subsidiary companies are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.
Sale of Edison Mission Energy

On April 1, 2014, the sale of substantially all of Edison Mission Energy's ("EME") assets were sold to NRG Energy, Inc. As a result of this sale, EME employees were no longer eligible for certain benefits, resulting in a significant increase in distributions in 2014. In addition, on January 27, 2014, the Plan was amended such that any unvested balance in the Plan for EME's employees as of March 11, 2014 were fully vested on the date that they ceased to be an employee.

Contributions

Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions up to 6% of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions subject to Internal Revenue Service (“IRS”) limitations. The Plan also accepts rollover contributions from other qualified plans. During 2015, the Company announced that employees hired on or after December 31, 2017 will receive fixed profit sharing contributions in addition to the matching contributions mentioned above.

Vesting

Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and their related earnings are fully vested.

Forfeitures

At December 31, 2015, and 2014, the unused portion of forfeited non-vested accounts totaled $17,000 and $43,000, respectively. These accounts are used to reduce future employer contributions. During 2015, employer contributions were reduced by $1,058,000 from forfeited non-vested accounts.

Plan Trust

Plan assets are held in a trust with State Street Bank and Trust Company (the “Trustee”) for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee.

Plan Administration

The Plan is administered by the Southern California Edison Company Benefits Committee (the “Plan Administrator”) and Xerox HR Solutions, LLC is the Plan's record keeper. The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.

Administrative and Investment Expenses

The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.

Mutual funds pay fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the mutual funds. The majority of fees received by the Plan record keeper are used to reduce the record keeping and communication expenses of the Plan paid by the Plan Sponsor. See Note 7 for a discussion of related party transactions.
Participant Accounts
Each participant account is adjusted for certain activities, including participant's contribution, the employer's contribution, distributions, loan activities, if applicable, and allocation of investment earnings/losses. Allocation of earnings/losses and expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.
Notes Receivable from Participants
Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.25% to 10.50% as of December 31, 2015 and mature on various dates through December 2030. Principal and interest are paid ratably through payroll deductions. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $87,024,000 and $81,878,000 as of December 31, 2015 and 2014, respectively.
Distributions to Participants
Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code (“IRC”) Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions, upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts (“IRA”) selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles (“GAAP”) applicable to employee benefit plans and ERISA.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties
The Plan's investment in Edison International Common Stock amounted to approximately $578,765,000 and $739,704,000 as of December 31, 2015 and 2014, respectively. Such investments represented approximately 15% and 18% of the Plan's net assets as of December 31, 2015 and 2014, respectively. For risks and uncertainties regarding investment in the Company's common stock, participants should refer to the annual report on Form 10-K for the period ended December 31, 2015, and the quarterly report on Form 10-Q for the period ended March 31, 2016 of Edison International.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Notes receivable from participants that are in default, as provided in the Plan document, are treated as deemed distributions for active participants, or loan offsets for terminated participants, for tax purposes and also reported as such in the Form 5500. There were $172,000 deemed distributions in 2015. For the year ended December 31, 2015, $5,418,000 of notes receivable from participants were loan offsets. This amount is included in “Distributions to participants” in the Statements of Changes in Net Assets Available for Plan Benefits.
Distributions to Participants
Distributions to participants, other than notes receivable from participants, are recorded when paid.
New Accounting Guidance
Accounting Guidance Adopted
On May 1, 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share or its equivalent as a practical expedient. This new guidance is effective January 1, 2016 but was early adopted by the Plan in 2015. Certain prior year amounts have been retrospectively adjusted. See Note 3 for the Fair Value Measurements disclosure.
On July 31, 2015, the FASB issued an accounting standards update which requires that investments be grouped only by general type rather than on the basis of the nature, characteristics and risks. In addition, it eliminates the requirement to disclose significant individual investments and the net appreciation or depreciation for investments by general type. This new guidance is effective January 1, 2016 but was early adopted by the Plan in 2015. Certain prior year amounts have been retrospectively adjusted. See Note 3 for the Fair Value Measurements disclosure.

Accounting Guidance Not Yet Adopted
On January 5, 2016, the FASB issued an accounting standards update that amends the guidance on the classification and measurement of financial instruments. The amendments require equity investments (excluding those accounted for under the equity method or those that result in consolidation) to be measured at fair value, with changes in fair value recognized in net income. It also amends certain disclosure requirements associated with the fair value of financial instruments. In addition, the new guidance requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category and form of financial asset. This new guidance is effective January 1, 2019. The adoption of this standard is not expected to have a material impact on the Plan’s financial statements.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an “exit price”). Fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

•
Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;

•
Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and

•
Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. There were no changes in the valuation methods during 2015 and 2014. Plan assets carried at fair value are described below.
Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.
Investments in separately managed accounts (separate accounts) are managed by external investment managers and include the following: Cash and short-term interest bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed income investments (including asset-backed securities) in separate accounts are based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds and therefore are classified as Level 1. Fixed income investments in this category are classified as Level 2.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2015 and 2014, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2015
(in thousands)	Level 1	Level 2	Level 3	NAV [a]	Total
Edison International common stock fund	$575,922	$—	$—	2,843	$578,765
Money market fund	—	—	—	417,222	417,222
Self-directed brokerage accounts	338,649	2,154	—	—	340,803
Mutual fund	152,627	—	—	—	152,627
Collective investment funds	—	—	—	1,560,181	1,560,181
Separate managed funds:
Cash and other short-term investments	—	—	—	8,607	8,607
Mutual funds	—	—	—	1,806	1,806
Fixed income securities [b]	36,409	172,239	—	—	208,648
Common and preferred stocks	503,702	—	—	—	503,702
Other	11,962	14,791	—	—	26,753
Total separate managed funds	552,073	187,030	—	10,413	749,516
Total investments at fair value	$1,619,271	$189,184	$—	1,990,659	$3,799,114

	Investments at Fair Value as of December 31, 2014
(in thousands)	Level 1	Level 2	Level 3	NAV [a]	Total
Edison International common stock fund	$728,711	$—	$—	10,993	$739,704
Money market fund	—	—	—	453,499	453,499
Self-directed brokerage accounts	350,892	1,566	—	—	352,458
Mutual fund	164,874	—	—	—	164,874
Collective investment funds	—	—	—	1,618,989	1,618,989
Separate managed funds:
Cash and other short-term investments	—	—	—	6,655	6,655
Mutual funds	—	—	—	4,599	4,599
Fixed income securities [b]	44,320	141,824	—	—	186,144
Common and preferred stocks	528,448	—	—	—	528,448
Other	13,113	8,185	—	—	21,298
Total separate managed funds	585,881	150,009	—	11,254	747,144
Total investments at fair value	$1,830,358	$151,575	$—	2,094,735	$4,076,668

[a]
These investments are measured at fair value using the net asset value per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statement of Net Assets Available for Plan Benefits.

[b]	The majority of dollar amounts of these securities consist of U.S. government securities and agency securities including U.S. treasury notes and bonds.
The Plan determines the fair value for transfers in and transfers out of each level at the end of each reporting period. There were no transfers between level 1, 2 or 3 during 2015 and 2014.

Fund Investments Valued at Net Asset per Share as a Practical Expedient
The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2015
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Money market fund [1]	428,672	Not applicable	Daily	None
Mutual fund [2]	1,806	Not applicable	Daily	None
Collective investment funds [3]	1,560,181	Not applicable	Daily	None
Total	1,990,659

	December 31, 2014
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Money market fund [1]	471,147	Not applicable	Daily	None
Mutual fund [2]	4,599	Not applicable	Daily	None
Collective investment funds [3]	1,618,989	Not applicable	Daily	None
Total	2,094,735

[1]
For the year ended December 31, 2015, the combined money market fund investments of $428,672 are all invested in the State Street Money Market Fund, including $8,607 in separate managed funds “Cash and short-term investments”, and $2,843 in the “Edison International common stock fund.” For the year ended December 31, 2014, the combined money market fund investments of $471,147 are all invested in the State Street Money Market Fund, including $6,655 in separate managed funds “Cash and short-term investments”, and $10,993 of excess cash in the “Edison International common stock fund.”

The State Street Money Market Fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.

[2]	The investment objective of the bond mutual fund within the separately managed accounts is to seek maximum current income, consistent with preservation of capital and daily liquidity.

[3]
Collective investment funds consist of fixed income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor's 500 index, the Russell 1000 growth index, the Russell 2500 index, the MSCI AC World Index excluding the U.S., and a fund that invests in inflation-index bonds issued by the U.S. Treasury.

4. Investment Elections
The Trustee invests contributions in accordance with participant instructions.
Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction for most participants that applies to all funds except the Edison International Common Stock Fund. Reallocation elections are also subject to trading restrictions, redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.
5. Investment Options
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account, as of close of market on the date of transfer.
As of December 31, 2015, all participants were able to choose from among 18 investment fund offerings. These investment funds consisted of the following:

•
Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.

•
Tier 2 – Edison International Common Stock Fund and Seven Institutional Funds representing a range of asset classes: large and small U.S. stocks (including Edison International Common Stock), cash equivalents, non-U.S. stocks and fixed income instruments, with varying degrees of risk and return.

•
Tier 3 – Self-Directed Brokerage Accounts: Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2015	2014
Net assets available for plan benefits per the financial statements	$3,856,893	$4,153,065
Less: Amounts allocated to withdrawing participants	(223)	(1,253)
Net assets available for plan benefits per the Form 5500	$3,856,670	$4,151,812

The following is a reconciliation of total deductions per the financial statements to the Form 5500:
(in thousands)		For year ended December 31, 2015
Total deductions per the financial statements		$429,258
Add: Amounts allocated to withdrawing participants at December 31, 2015		223
Less: Amounts allocated to withdrawing participants at December 31, 2014		(1,253)
Benefits paid to participants per the Form 5500		$428,228
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.
7. Related-Party Transactions
Certain Plan investments, including investments held in the trust, are shares of funds managed by the Trustee. The Plan also invests in the Edison International Common Stock Fund and receives services from the Plan Sponsor. In addition, the Plan issues loans to participants, see "Notes Receivable from Participants" in Note 1 for more details. These transactions qualify as party-in-interest transactions under ERISA.
The Money Market Fund is managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were $188,000 for 2015 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan's investment options include the Company's Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan's investment in the Company's Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were $102,000 for 2015 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.
Certain investment fund managers have provided credits to Xerox HR Solutions LLC of $519,000 for administrative and other services rendered to the Plan by the Plan Sponsor. These credits were used to reduce Xerox HR Solutions LLC’s charge to the Plan Sponsor for services provided to the Plan.
See Note 10 below regarding Edison International Common Stock Fund dividend payments.

8. Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.
9. Tax Status
The IRS has determined and informed the Plan Sponsor by a letter dated September 29, 2014 that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed in compliance with the applicable qualification requirements of the IRC. In addition, the Plan Administrator is not aware of any operational issues that will prevent the continuation of the Plan's qualified tax status. The Plan has filed for a new determination letter on January 26, 2016 and is awaiting a response from the IRS.
Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2011.
10. Employee Stock Ownership Plan
The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $2,781,000 for the year ended December 31, 2015. On December 10, 2015, the Board of Directors of Edison International declared a common stock dividend of $0.48 per share which was paid on January 31, 2016 to the shareholders of record as of December 31, 2015. As the record date was at year end, dividend income of $0.48 per share amounting to approximately $4,669,000 was accrued and included in “Dividends receivable” in the accompanying financial statements at December 31, 2015. For the year ended December 31, 2014, $4,610,000 was accrued in dividend receivable and paid on February 2, 2015.

Supplemental Schedule
____________________________________________________________________________________________________

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

			EIN: 95-1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value (in thousands)
Edison International common stock fund
*	Edison International	Common stock - no par value		$578,765
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		417,222
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		726,372
	BlackRock Global Investors	Collective investment in the core treasury inflation protected securities fund		125,822
	PIMCO***	Separate managed account in the core bond fund		125,876
	BlackRock Global Investors	Collective investment in the core bond fund		96,537
	Dodge & Cox***	Separate managed account in the core bond fund		94,683
	Harding Loevner	Collective investment in the core international stock fund		167,785
	Dodge & Cox	Mutual fund in the core international stock fund		152,627
	BlackRock Global Investors	Collective investment in the core international stock fund		163,391
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index (large company stock) fund		162,559
	Institutional Capital Corporation***	Separate managed account in the core U.S. large company stock fund		143,661
	Westwood Group***	Separate managed account in the core U.S. small-medium company stock fund		56,525
	Jackson Square Partners***	Separate managed account in the core U.S. small-medium company stock fund		64,623
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		117,715
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		54,267
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		54,922
	Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		154,959
		Total common collective and separate managed funds		2,462,324
Self-directed brokerage accounts
	Charles Schwab	Self-directed brokerage accounts		340,803
		Total investments		3,799,114
Notes receivable from participants
*	Notes receivable from participants	Loans with maturities varying from one to four years (or up to 15 years for purchase of a primary residence) and interest rates of 4.25% to 10.50%		87,024
		Total		$3,886,138

*	Party-in-interest

**	Investments are participant-directed; therefore, disclosure of cost is not required.
*** See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	AETNA INC SR UNSECURED 11/24 3.5	$549
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	4,000
		FNMA TBA 15 YR 3.5 SINGLE FAMILY MORTGAGE	1,047
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	8,237
		FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	11,512
		FNMA TBA 30 YR 4.5 SINGLE FAMILY MORTGAGE	3,019
		ALLY FINANCIAL INC COMPANY GUAR 02/17 5.5	515
		AMAZON.COM INC SR UNSECURED 12/21 3.3	360
		AMAZON.COM INC SR UNSECURED 12/24 3.8	494
		AMGEN INC SR UNSECURED 05/19 2.2	649
		APPLE INC SR UNSECURED 05/21 2.85	102
		VEREIT OPERATING PARTNER COMPANY GUAR 02/19 3	192
		MORGAN STANLEY + CO INC CASH COLL (CCP)	204
		BP CAPITAL MARKETS PLC COMPANY GUAR 11/22 2.5	238
		BANK OF AMERICA NA SR UNSECURED 06/17 VAR	698
		BANK OF AMERICA CORP SR UNSECURED 05/18 5.65	323
		BANK OF AMERICA CORP SR UNSECURED 03/16 3.625	603
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	466
		CSAIL COMMERCIAL MORTGAGE TRUS CSAIL 2015 C3 ASB	507
		COUNTRYWIDE ASSET BACKED CERTI CWL 2005 4 MV2	474
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	276
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	247
		CARDINAL HEALTH INC SR UNSECURED 11/19 2.4	500
		CHICAGO IL CHI 01/22 FIXED 5.63	197
		CHICAGO IL CHI 01/42 FIXED OID 7.75	202
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	337
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	260
		CONOCOPHILLIPS COMPANY COMPANY GUAR 11/21 2.875	583
		GNMA II TBA 30 YR 3.5 JUMBOS	1,042
		CREDIT SUISSE MORTGAGE TRUST CSMC 2006 C5 A1A	1,018
		DEUTSCHE TELEKOM INT FIN COMPANY GUAR 03/16 5.75	303
		DISH DBS CORP COMPANY GUAR 04/18 4.25	1,404
		ENERGY TRANSFER PARTNERS SR UNSECURED 12/45 6.125	81
		FANNIE MAE NOTES 05/18 0.875	99
		FANNIE MAE NOTES 09/18 1.875	101
		FANNIE MAE FNR 2012 55 PC	1,753
		FNMA POOL 257290 FN 07/18 FIXED 4.5	431
		FHLMC MULTIFAMILY STRUCTURED P FHMS KF11 A	496
		FREDDIE MAC NOTES 10/19 1.25	592
		FNMA POOL 469379 FN 11/21 FIXED 3.14	3,490

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	FNMA POOL 471600 FN 06/22 FIXED 2.64	$299
		FNMA POOL AH8434 FN 04/41 FIXED 5	30
		FNMA POOL AL1983 FN 05/22 FIXED VAR	501
		FNMA POOL AL5853 FN 05/44 FIXED VAR	896
		FNMA POOL AW3558 FN 05/29 FIXED 3	418
		FNMA POOL 654528 FN 12/17 FIXED 4.5	56
		FANNIE MAE FNR 2004 10 ZB	59
		FREDDIE MAC FHR 2882 ZC	15
		FNMA POOL 702657 FN 06/18 FIXED 4.5	82
		FNMA POOL 725236 FN 03/34 FIXED VAR	14
		FNMA POOL 888638 FN 09/37 FIXED VAR	420
		FNMA POOL 894948 FN 08/36 FIXED 6	31
		FNMA POOL 995279 FN 12/38 FIXED VAR	20
		FNMA POOL AE0515 FN 04/40 FIXED VAR	32
		FEDEX CORP COMPANY GUAR 02/20 2.3	251
		FEDEX CORP COMPANY GUAR 02/25 3.2	243
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/18 VAR	297
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/21 3.2	298
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/24 3.85	969
		GOLDMAN SACHS GROUP INC SR UNSECURED 12/17 VAR	1,000
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	397
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	197
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	594
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	493
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H30 FB	692
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H29 FA	988
		HSBC USA INC SR UNSECURED 08/18 VAR	500
		INDU + COML BNK CHINA NY SR UNSECURED 11/19 3.231	508
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	477
		INGRAM MICRO INC SR UNSECURED 12/24 4.95	249
		INTL LEASE FINANCE CORP SR UNSECURED 03/17 8.75	320
		INTL LEASE FINANCE CORP SR UNSECURED 05/16 5.75	304
		INTESA SANPAOLO NEW YORK CERT OF DEPO 04/16 VAR	500
		JPMORGAN CHASE + CO SR UNSECURED 02/17 VAR	899
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	1,294
		JPMORGAN CHASE + CO SR UNSECURED 01/25 3.125	292
		JP MORGAN CHASE COMMERCIAL MOR JPMCC 2006 LDP8 A1A	36
		KLA TENCOR CORP SR UNSECURED 11/21 4.125	100

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	KLA TENCOR CORP SR UNSECURED 11/24 4.65	$302
		KINDER MORGAN INC/DELAWA COMPANY GUAR 12/19 3.05	93
		KOREA DEVELOPMENT BANK SR UNSECURED 08/17 3.5	205
		LAM RESEARCH CORP SR UNSECURED 03/25 3.8	471
		LLOYDS BANK PLC COMPANY GUAR 08/18 VAR	400
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	89
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	94
		MORGAN STANLEY SR UNSECURED 05/19 7.3	459
		MORGAN STANLEY SR UNSECURED 10/24 3.7	377
		HELLENIC RAILWAY ORG GOVT GUARANT 12/16 4.5	92
		ONEOK PARTNERS LP COMPANY GUAR 02/16 3.25	301
		OWENS CORNING COMPANY GUAR 12/24 4.2	243
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/18 5.875	534
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/20 5.75	157
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/16 3.875	100
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/19 VAR	95
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 05/23 4.375	66
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	1,806
		RESIDENTIAL ACCREDIT LOANS, IN RALI 2005 QA1 A1	268
		REYNOLDS AMERICAN INC COMPANY GUAR 08/45 5.85	222
		SLC STUDENT LOAN TRUST SLCLT 2006 2 A5	769
		NAVIENT CORP SR UNSECURED 01/17 6	718
		SLM STUDENT LOAN TRUST SLMA 2005 3 A5	683
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	1,790
		SANTANDER BANK NA SR UNSECURED 01/18 VAR	1,067
		SANTANDER DRIVE AUTO RECEIVABL SDART 2015 4 A2A	499
		SOUTHWESTERN ENERGY CO SR UNSECURED 01/25 4.95	205
		SPRINT CAPITAL CORP COMPANY GUAR 05/19 6.9	163
		STATOIL ASA COMPANY GUAR 11/18 VAR	893
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	86
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	444
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	125
		STRUCTURED ASSET SECURITIES CO SASC 2004 13 2A1	602
		TELEFONICA EMISIONES SAU COMPANY GUAR 02/16 3.992	301
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	130
		UBS AG STAMFORD CT SR UNSECURED 06/17 VAR	798
		UBS AG STAMFORD CT SR UNSECURED 06/20 VAR	299
		TSY INFL IX N/B 04/28 3.625	5,767

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	TSY INFL IX N/B 01/25 2.375	$7,172
		TSY INFL IX N/B 01/27 2.375	273
		TSY INFL IX N/B 01/28 1.75	248
		TSY INFL IX N/B 01/29 2.5	525
		US TREASURY N/B 05/42 3	402
		US TREASURY N/B 08/42 2.75	191
		US TREASURY N/B 11/42 2.75	1,335
		US TREASURY N/B 05/43 2.875	195
		US TREASURY N/B 05/44 3.375	4,185
		US TREASURY N/B 08/44 3.125	5,928
		US TREASURY N/B 11/44 3	2,790
		TSY INFL IX N/B 02/45 0.75	440
		US TREASURY N/B 08/45 2.875	1,651
		US TREASURY N/B 11/45 3	299
		US TREASURY N/B 02/24 2.75	417
		US TREASURY N/B 11/24 2.25	1,474
		TSY INFL IX N/B 04/20 0.125	401
		US TREASURY N/B 04/20 1.375	2,369
		US TREASURY N/B 09/22 1.75	686
		US TREASURY N/B 05/24 2.5	511
		TSY INFL IX N/B 07/25 0.375	971
		UNITEDHEALTH GROUP INC SR UNSECURED 12/19 2.3	603
		CITIGROUP TBA CASH COLLATERAL	(30)
		VERIZON COMMUNICATIONS SR UNSECURED 09/23 5.15	110
		VERIZON COMMUNICATIONS SR UNSECURED 11/21 3	1,396
		CCFOBHUS0 CREDIT SUISSE COC CCFOBHUS0 CREDIT SUISSE COC	32
		MORGAN STANLEY CASH BOC CCMSBIUS1 MORGAN STANLEY CASH	(260)
		NATIONAL AUSTRAILIAN BANK CASH CCNABIUS9 NATIONAL AUSTRAILIAN	(270)
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	36
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	374
		WACHOVIA BANK COMMERCIAL MORTG WBCMT 2006 C27 A1A	112
		WALGREENS BOOTS ALLIANCE SR UNSECURED 05/16 VAR	498
		WELLS FARGO + COMPANY SR UNSECURED 12/20 2.55	498
		WELLS FARGO MORTGAGE BACKED SE WFMBS 2003 E A1	394
		WELLS FARGO HOME EQUITY TRUST WFHET 2005 2 M5	105
		WELLS FARGO MORTGAGE BACKED SE WFMBS 2005 AR12 1A1	422
		WILLIAMS PARTNERS LP SR UNSECURED 03/22 3.6	393
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	192

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	MORGAN STANLEY CCP MORGAN STANLEY CCMSCHUS2	$324
		DEUTCHE BANK CCD CCDEUCUS4 DEUTCHE CCD	1
		CSFB CASH COLL CCP CSFB CASH COLL CCFOBCUS1	120
		GOLDMAN CCP USD GOLDMAN CCP CCGSCCUS0	74
		CCGSCZUS9 GOLDMAN SACH COC ICE CCP CCGSCZUS9 CASH COLL	141
		EUROSAIL PLC ESAIL 2006 2X A2C REGS	407
		ALBA PLC ALBA 2006 2 A3B REGS	267
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	410
		SWAP BANK OF AMERICA BOC SWAP CASH COLLATERAL USD	(260)
		SWAP DEUTSCHE BANK BOC SWAP CASH COLLATERAL USD	(60)
		SWU001RO4 IRS MXN R F 5.50000 VANILLA	17
		SWU001RO4 IRS MXN P V 01MTIIE VANILLA	(17)
		SWU004M21 IRS MXN R F 5.75000 VANILLA	6
		SWU004M21 IRS MXN P V 01MTIIE VANILLA	(6)
		SWPC00Y83 CDS USD R F 1.00000 SOVEREIGN	396
		SWPC00Y83 CDS USD P V 03MEVENT SOVEREIGN	(400)
		SWPC236P8 CDS USD R F 1.00000 SOVEREIGN	1,582
		SWPC236P8 CDS USD P V 03MEVENT SOVEREIGN	(1,600)
		SWPC02DJ8 CDS USD R F 1.00000	2,283
		SWPC02DJ8 CDS USD P V 03MOTC	(2,300)
		SWPC02PY2 CDS USD R F 1.00000 CORPORATE	1,526
		SWPC02PY2 CDS USD P V 03MEVENT CORPORATE	(1,500)
		SWPC02R87 CDS USD R F 1.00000 CORPORATE	1,829
		SWPC02R87 CDS USD P V 03MEVENT CORPORATE	(1,800)
		SWU009GC5 IRS MXN R F 5.50000 SWU009GC5 CCPVANILLA CME	113
		SWU009GC5 IRS MXN P V 01MTIIE SWUV09GC7 CCPVANILLA CME	(116)
		SWPC02J45 CDS USD R F .11000 1 ABX	975
		SWPC02J45 CDS USD P V 01MEVENT 2 ABX	(1,208)
		SWPC02J52 CDS USD R F .11000 1 ABX	279
		SWPC02J52 CDS USD P V 01MEVENT 2 ABX	(345)
		SWU00AFR0 IRS MXN R F 5.60000 SWU00AFR0 CCPVANILLA CME	352
		SWU00AFR0 IRS MXN P V 01MTIIE SWUV0AFR2 CCPVANILLA CME	(347)
		SWU00AI63 IRS MXN R F 6.35000 SWU00AI63 CCPVANILLA	30
		SWU00AI63 IRS MXN P V 01MTIIE SWUV0AI65 CCPVANILLA	(29)
		BWU00AKM5 IRS GBP R V 06MLIBOR SWUV0AKM7 CCPVANILLA	4,360
		BWU00AKM5 IRS GBP P F 1.83700 SWU00AKM5 CCPVANILLA	(4,422)
		SWPC31H95 CDS USD R F 5.00000 FIX CDXTRANCHE	280
		SWPC31H95 CDS USD P V 03MEVENT FLO CDXTRANCHE	(250)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	SWPC31J02 CDS USD R F 5.00000 FIX CDXTRANCHE	$280
		SWPC31J02 CDS USD P V 03MEVENT FLO CDXTRANCHE	(250)
		SWPC07B18 CDS USD R F 5.00000 FIX CORPORATE	171
		SWPC07B18 CDS USD P V 03MEVENT FLO CORPORATE	(200)
		SWU00B3P5 IRS MXN R F 5.58000 SWU00B3P5 CCPVANILLA	859
		SWU00B3P5 IRS MXN P V 01MTIIE SWUV0B3P7 CCPVANILLA	(869)
		SWU00B664 IRS MXN R F 6.00000 SWU00B664 CCPVANILLA CME	6
		SWU00B664 IRS MXN P V 01MTIIE SWUV0B666 CCPVANILLA CME	(6)
		SWU00A3Z5 IRS MXN R F 5.75000 SWU00A3Z5 CCPVANILLA CME	11
		SWU00A3Z5 IRS MXN P V 01MTIIE SWUV0A3Z7 CCPVANILLA CME	(12)
		SWU00B649 IRS MXN R F 5.75000 SWU00B649 CCPVANILLA CME	59
		SWU00B649 IRS MXN P V 01MTIIE SWUV0B641 CCPVANILLA CME	(58)
		SWPC08F04 CDS USD R F 5.00000 FIX CORPORATE	84
		SWPC08F04 CDS USD P V 03MEVENT FLO CORPORATE	(100)
		SWU00BPI7 IRS MXN R F 6.39500 SWU00BPI7 CCPVANILLA	267
		SWU00BPI7 IRS MXN P V 01MTIIE SWUV0BPI9 CCPVANILLA	(290)
		SWU00BQ54 IRS MXN R F 6.35000 SWU00BQ54 CCPVANILLA	915
		SWU00BQ54 IRS MXN P V 01MTIIE SWUV0BQ56 CCPVANILLA	(996)
		SWU00BON7 IRS MXN R F 5.43000 CCP CME	961
		SWU00BON7 IRS MXN P V 01MTIIE CCP CME	(979)
		SWPC08XU8 CDS USD R F 1.00000 FIX CORPORATE	202
		SWPC08XU8 CDS USD P V 03MEVENT FLO CORPORATE	(200)
		SWPC09OW2 CDS USD R F 5.00000 1 CCPCDX	1,232
		SWPC09OW2 CDS USD P V 03MEVENT 2 CCPCDX	(1,188)
		BWU00D868 IRS USD R V 03MLIBOR SWUV0D860 CCPVANILLA	100
		BWU00D868 IRS USD P F 2.75000 SWU00D868 CCPVANILLA	(103)
		BWU00D7M4 IRS USD R V 03MLIBOR CCP CME	1,400
		BWU00D7M4 IRS USD P F 1.50000 CCP CME	(1,410)
		BWU00D7P7 IRS USD R V 03MLIBOR CCP CME	8,840
		BWU00D7P7 IRS USD P F 2.75000 CCP CME	(9,100)
		BWU00DAF5 IRS USD R V 03MLIBOR SWUV0DAF7 CCPVANILLA	2,800
		BWU00DAF5 IRS USD P F 2.00000 SWU00DAF5 CCPVANILLA	(2,845)
		BWU00DA99 IRS USD R V 03MLIBOR CCP CME	500
		BWU00DA99 IRS USD P F 1.25000 CCP CME	(502)
		BWU00DAD0 IRS USD R V 03MLIBOR SWUV0DAD2 CCPVANILLA	5,100
		BWU00DAD0 IRS USD P F 2.25000 SWU00DAD0 CCPVANILLA	(5,204)
		BWU00DDF2 IRS USD R V 03MLIBOR SWUV0DDF4 CCPVANILLA	22,800
		BWU00DDF2 IRS USD P F 1.50000 SWU00DDF2 CCPVANILLA	(22,869)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	SWPC0AJI6 CDS USD R F 1.00000 FIX CORPORATE	$206
		SWPC0AJI6 CDS USD P V 03MEVENT FLO CORPORATE	(300)
		BWU00DRH3 IRS USD R V 03MLIBOR SWUV0DRH5 CCPVANILLA	1,200
		BWU00DRH3 IRS USD P F 2.35000 SWU00DRH3 CCPVANILLA	(1,217)
		SWPC01RM8 CDS USD R F .08000 1 CMBX	452
		SWPC01RM8 CDS USD P V 01MEVENT 2 CMBX	(453)
		SWU0CG751 IRS USD R V 12MUSCPI INF INFLATIONZERO	501
		SWU0CG751 IRS USD P F .41500 FIX INFLATIONZERO	(500)
		SWPC0B5C2 CDS USD R F 5.00000 CCP ICE	607
		SWPC0B5C2 CDS USD P V 03MEVENT CCP ICE	(600)
		BWU00EI99 IRS USD R V 03MLIBOR SWUV0EI91 CCPVANILLA	200
		BWU00EI99 IRS USD P F 1.00000 SWU00EI99 CCPVANILLA	(200)
		SWPC0BA44 CDS USD R F 1.00000 FIX CORPORATE	203
		SWPC0BA44 CDS USD P V 03MEVENT FLO CORPORATE	(200)
		SWPC0BBB7 CDS USD R F 1.00000 FIX CORPORATE	303
		SWPC0BBB7 CDS USD P V 03MEVENT FLO CORPORATE	(300)
		SWPC0BD41 CDS EUR R F 1.00000 FIX CORPORATE	324
		SWPC0BD41 CDS EUR P V 03MEVENT FLO CORPORATE	(326)
		BWU00FAL7 IRS USD R V 03MLIBOR SWUV0FAL9 CCPVANILLA	200
		BWU00FAL7 IRS USD P F 2.50000 SWU00FAL7 CCPVANILLA	(193)
		BWU00FAB9 IRS USD R V 03MLIBOR SWUV0FAB1 CCPVANILLA	2,500
		BWU00FAB9 IRS USD P F 2.25000 SWU00FAB9 CCPVANILLA	(2,492)
		SWPC0BL83 CDS EUR R F 1.00000 FIX CORPORATE	217
		SWPC0BL83 CDS EUR P V 03MEVENT FLO CORPORATE	(217)
		BWU00FDQ3 IRS USD R V 03MLIBOR SWUV0FDQ5 CCPVANILLA	3,400
		BWU00FDQ3 IRS USD P F 2.15000 SWU00FDQ3 CCPVANILLA	(3,382)
		SWU00FMT7 IRS USD R F 1.12500 SWU00FMT7 CCPVANILLA	4,098
		SWU00FMT7 IRS USD P V 03MLIBOR SWUV0FMT9 CCPVANILLA	(4,100)
		3175030L5 OTC EPUT USD VS JPY FEB19 80.0 PUT	(1)
		317U604H5 IRO USD 2Y C 1.0450 JAN16 1.045 CALL	1
		317U245J6 IRO USD 10Y P 2.5800 MAY16 2.58 PUT	8
		317U248J3 IRO USD 2Y1Y P 2.500 MAY16 2.5 PUT	(6)
		317U265J1 IRO USD 10Y P 2.5800 MAY16 2.58 PUT	3
		317U269J7 IRO USD 2Y1Y P 2.500 MAY16 2.5 PUT	(2)
		317U841J4 IRO USD 30Y P 2.9050 AUG18 2.905 PUT	44
		317U840J5 IRO USD 5Y P 2.8000 AUG18 2.8 PUT	(36)
		317U857J5 IRO USD 30Y P 2.9400 AUG18 2.94 PUT	17
		317U856J6 IRO USD 5Y P 2.8000 AUG18 2.8 PUT	(12)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	31750A3U6 OTC ECAL USD VS BRL MAR16 4.6 CALL	$(5)
		31750A4D3 OTC ECAL USD VS BRL JAN16 4.45 CALL	1
		31750A4O9 OTC ECAL USD VS BRL MAR16 4.55 CALL	(3)
		317U376K4 IRO USD 5Y P 1.90000 FEB16 1.9 PUT	(11)
		317U390K6 IRO USD 5Y P 1.90000 FEB16 1.9 PUT	(3)
		31750AF33 OTC ECAL USD VS RUB MAR16 74 CALL	(4)
		31750AFF6 OTC ECAL USD VS MXN FEB16 17.4 CALL	(4)
		31750AFI0 OTC ECAL USD VS RUB DEC16 87 CALL	(11)
		31750AFO7 OTC ECAL USD VS MXN MAR16 17.65 CALL	(5)
		31750AGC2 OTC ECAL USD VS CNH JUN16 6.85 CALL	(2)
		31750AGK4 OTC EPUT EUR VS USD JAN16 1.0815 PUT	(5)
		31750AGN8 OTC EPUT EUR VS USD JAN16 1.078 PUT	(2)
		ROYAL BK OF SCOTLAND PLC SUBORDINATED REGS 03/22 VAR	216
		KBC BANK NV SUBORDINATED REGS 01/23 VAR	218
		REPUBLIC OF CYPRUS SR UNSECURED REGS 06/19 4.75	117
		AUSTRALIAN DOLLAR	4
		AUBURN SECURITIES PLC AUBN 5 A2 REGS	256
		BLUESTONE SECURITIES PLC BLST 2006 1 A1 REGS	412
		NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	387
		COOPERATIEVE RABOBANK UA JR SUBORDINA REGS 11/49 VAR	537
		CANADIAN DOLLAR	1
		SWISS FRANC	1
		EURO CURRENCY	33
		POUND STERLING	198
		NEW ISRAELI SHEQEL	150
		JAPANESE YEN	2
		MEXICAN PESO (NEW)	260
		COOPERATIEVE RABOBANK UA JR SUBORDINA REGS 07/49 VAR	411
		SINGAPORE DOLLAR	1
		ICICI BANK LTD/HONG KONG SR UNSECURED REGS 11/20 5.75	1,108
		Total PIMCO	125,876
	Dodge & Cox	TIME WARNER INC COMPANY GUAR 04/31 7.625	990
		TIME WARNER INC COMPANY GUAR 05/32 7.7	337
		AT+T CORP COMPANY GUAR 11/31 8.25	134
		AT+T INC SR UNSECURED 02/39 6.55	562
		AT+T INC SR UNSECURED 05/25 3.4	408
		AT+T INC SR UNSECURED 05/46 4.75	137

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	ACTAVIS FUNDING SCS COMPANY GUAR 03/20 3	$400
		ACTAVIS FUNDING SCS COMPANY GUAR 03/22 3.45	275
		ACTAVIS FUNDING SCS COMPANY GUAR 03/25 3.8	298
		AT+T INC SR UNSECURED 09/40 5.35	173
		BNP PARIBAS COMPANY GUAR 10/24 4.25	1,015
		BAC CAPITAL TRUST XI LIMITD GUARA 05/36 6.625	626
		BANK OF AMERICA CORP SR UNSECURED 06/19 7.625	481
		BANK OF AMERICA CORP SR UNSECURED 07/20 5.625	305
		BANK OF AMERICA CORP SUBORDINATED 08/24 4.2	481
		BARCLAYS PLC SUBORDINATED 09/24 4.375	489
		BECTON DICKINSON AND CO SR UNSECURED 12/24 3.734	126
		BOSTON PROPERTIES LP SR UNSECURED 05/21 4.125	628
		BOSTON PROPERTIES LP SR UNSECURED 09/23 3.125	341
		BOSTON SCIENTIFIC CORP SR UNSECURED 01/20 6	361
		BURLINGTN NORTH SANTA FE SR UNSECURED 06/21 4.1	949
		CIGNA CORP SR UNSECURED 06/20 5.125	573
		CIGNA CORP SR UNSECURED 03/41 5.875	173
		CALIFORNIA ST CAS 10/39 FIXED 7.3	245
		CALIFORNIA ST CAS 03/40 FIXED 7.625	1,405
		CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	785
		CAPITAL ONE FINANCIAL CO SR UNSECURED 02/25 3.2	266
		CAPITAL ONE FINANCIAL CO SUBORDINATED 10/25 4.2	148
		CHASE ISSUANCE TRUST CHAIT 2014 A6 A6	1,247
		CHASE ISSUANCE TRUST CHAIT 2014 A7 A7	474
		CHASE ISSUANCE TRUST CHAIT 2015 A2 A2	600
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	951
		COMCAST CORP COMPANY GUAR 02/18 5.875	272
		CONOCOPHILLIPS COMPANY COMPANY GUAR 11/24 3.35	892
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	618
		DOMINION RESOURCES INC JR SUBORDINA 10/54 VAR	465
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	340
		DOW CHEMICAL CO/THE SR UNSECURED 05/19 8.55	533
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	359
		DOW CHEMICAL CO/THE SR UNSECURED 11/20 4.25	65
		ERP OPERATING LP SR UNSECURED 12/21 4.625	163
		ERP OPERATING LP SR UNSECURED 04/23 3	564
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	3,360
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	144

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FED HM LN PC POOL G07338 FG 10/38 FIXED 6	$128
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	655
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	170
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	2,384
		FED HM LN PC POOL G12511 FG 02/22 FIXED 6	658
		FED HM LN PC POOL G13824 FG 12/24 FIXED 5.5	560
		FED HM LN PC POOL G14585 FG 10/26 FIXED 4	680
		FED HM LN PC POOL G14678 FG 12/26 FIXED 4	194
		FED HM LN PC POOL G15257 FG 05/27 FIXED 4	273
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	88
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	305
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	628
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	3,913
		FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	805
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	148
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	354
		FED HM LN PC POOL V80953 FG 01/44 FIXED 4.5	314
		FEDEX CORP 1998 PASS TST PASS THRU CE 07/23 6.72	388
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	239
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	485
		FANNIE MAE FNR 2013 106 MA	196
		FANNIEMAE ACES FNA 2014 M13 ASQ2	214
		FREDDIE MAC FHR 4283 EW	1,193
		FREDDIE MAC FHR 4310 FA	1,324
		FNMA POOL AL0376 FN 08/38 FLOATING VAR	203
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	143
		FNMA POOL AL3997 FN 09/41 FLOATING VAR	286
		FNMA POOL AL6209 FN 07/21 FIXED VAR	119
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	1,966
		FNMA POOL AL5957 FN 05/27 FIXED VAR	632
		FNMA POOL AL7147 FN 02/45 FIXED VAR	287
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	698
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	890
		FNMA POOL AL7205 FN 12/29 FIXED VAR	324
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	330
		FANNIE MAE FNR 2005 87 FB	571
		FREDDIE MAC FHR 2957 VZ	651
		FANNIE MAE FNR 2009 66 ET	144

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	$198
		FANNIE MAE FNR 2007 50 DZ	309
		FNMA POOL 704235 FN 05/33 FIXED 5.5	99
		FNMA POOL 725228 FN 03/34 FIXED VAR	2
		FNMA POOL 725229 FN 03/34 FIXED VAR	154
		FNMA POOL 735503 FN 04/35 FIXED VAR	4
		FNMA POOL 888368 FN 03/37 FIXED VAR	720
		FNMA POOL 888560 FN 11/35 FIXED VAR	150
		FNMA POOL 889072 FN 12/37 FIXED VAR	559
		MACYS RETAIL HLDGS INC COMPANY GUAR 04/29 6.9	85
		FNMA POOL 889984 FN 10/38 FIXED VAR	505
		FNMA POOL 965097 FN 09/38 FLOATING VAR	283
		FNMA POOL 976853 FN 11/29 FIXED 5.5	288
		FNMA POOL 995006 FN 10/38 FLOATING VAR	106
		FNMA POOL 995051 FN 03/37 FIXED VAR	127
		FNMA POOL AB1763 FN 11/30 FIXED 4	98
		FNMA POOL AB3301 FN 07/26 FIXED 4	111
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	839
		FNMA POOL AD0198 FN 09/38 FIXED VAR	132
		FNMA POOL AD0244 FN 10/24 FIXED VAR	806
		FORD CREDIT AUTO OWNER TRUST FORDO 2015 A A3	499
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/21 5.875	1,199
		GENERAL ELECTRIC CO SR UNSECURED 01/20 5.5	617
		GENERAL ELECTRIC CO SR UNSECURED 01/21 4.625	137
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	990
		HSBC HOLDINGS PLC SR UNSECURED 04/21 5.1	195
		HEALTH NET INC SR UNSECURED 06/17 6.375	286
		ILLINOIS ST ILS 06/33 FIXED 5.1	236
		ILLINOIS ST ILS 03/16 FIXED 4.961	277
		ILLINOIS ST ILS 03/17 FIXED 5.365	700
		ILLINOIS ST ILS 03/18 FIXED 5.665	371
		JPMORGAN CHASE + CO SUBORDINATED 05/23 3.375	491
		KINDER MORGAN ENER PART COMPANY GUAR 03/43 5	185
		KINDER MORGAN ENER PART COMPANY GUAR 02/24 4.15	604
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	449
		KINDER MORGAN ENER PART COMPANY GUAR 09/44 5.4	246
		KINDER MORGAN INC/DELAWA COMPANY GUAR 06/25 4.3	151
		LAFARGE SA SR UNSECURED 07/16 6.5	743
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/24 4.5	482
		MACYS RETAIL HLDGS INC COMPANY GUAR 12/34 4.5	84

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	MACYS RETAIL HLDGS INC COMPANY GUAR 07/24 6.65	$1,196
		NEW JERSEY ST TURNPIKE AUTH NJSTRN 01/41 FIXED 7.102	447
		NOKIA OYJ SR UNSECURED 05/19 5.375	345
		NORDSTROM INC SR UNSECURED 01/18 6.25	271
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	782
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/21 5.375	279
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 05/23 4.375	66
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/24 6.25	535
		PETROLEOS MEXICANOS COMPANY GUAR 01/24 4.875	420
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	106
		RELX CAPITAL INC COMPANY GUAR 01/19 8.625	700
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/23 6	565
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/22 6.125	653
		NAVIENT CORP SR UNSECURED 06/18 8.45	400
		NAVIENT CORP SR UNSECURED 01/16 6.25	125
		NAVIENT CORP SR UNSECURED 01/17 6	359
		NAVIENT CORP SR UNSECURED 09/17 4.625	49
		SPRINT COMMUNICATIONS SR UNSECURED 12/16 6	674
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	718
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/19 7.175	700
		TECK RESOURCES LIMITED COMPANY GUAR 02/43 5.4	147
		TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	227
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/18 6.999	324
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	209
		TIME WARNER CABLE INC COMPANY GUAR 05/37 6.55	253
		TIME WARNER CABLE INC COMPANY GUAR 04/19 8.25	1,349
		TIME WARNER CABLE INC COMPANY GUAR 06/39 6.75	226
		TRANSCANADA TRUST COMPANY GUAR 05/75 VAR	439
		21ST CENTURY FOX AMERICA COMPANY GUAR 03/37 6.15	167
		21ST CENTURY FOX AMERICA COMPANY GUAR 11/37 6.65	261
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	553
		US TREASURY N/B 03/19 1.625	2,264
		US TREASURY N/B 10/17 0.875	2,846
		US TREASURY N/B 11/24 2.25	85
		US TREASURY N/B 09/20 1.375	983
		US TREASURY N/B 10/18 0.875	989
		US TREASURY N/B 11/20 1.625	3,181
		US TREASURY N/B 05/19 1.5	325
		US TREASURY N/B 07/19 1.625	1,430
		US TREASURY N/B 06/20 1.625	1,872

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	VERIZON COMMUNICATIONS SR UNSECURED 09/23 5.15	$797
		VERIZON COMMUNICATIONS SR UNSECURED 09/43 6.55	89
		VERIZON COMMUNICATIONS SR UNSECURED 03/24 4.15	642
		VULCAN MATERIALS CO SR UNSECURED 06/21 7.5	460
		ANTHEM INC SR UNSECURED 02/19 7	700
		WELLS FARGO + COMPANY SR UNSECURED 04/21 4.6	327
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	485
		XEROX CORPORATION SR UNSECURED 02/17 6.75	996
		ZOETIS INC SR UNSECURED 11/20 3.45	149
		ZOETIS INC SR UNSECURED 11/25 4.5	303
		Total Dodge & Cox	94,683
	Institutional Capital Corporation	ALLY FINANCIAL INC COMMON STOCK USD.1	4,782
		AMERICAN EXPRESS CO COMMON STOCK USD.2	4,754
		AMERICAN TOWER CORP REIT USD.01	4,401
		AMERIPRISE FINANCIAL INC COMMON STOCK USD.01	4,565
		APPLE INC COMMON STOCK USD.00001	5,457
		BOEING CO/THE COMMON STOCK USD5.	4,457
		CHEVRON CORP COMMON STOCK USD.75	6,524
		CITIGROUP INC COMMON STOCK USD.01	4,048
		COMCAST CORP CLASS A COMMON STOCK USD.01	5,325
		DELTA AIR LINES INC COMMON STOCK USD.0001	3,161
		EXPRESS SCRIPTS HOLDING CO COMMON STOCK USD.01	2,821
		GENERAL ELECTRIC CO W/D COMMON STOCK USD.06	4,933
		GRUPO TELEVISA SA SPON ADR ADR	2,421
		HONEYWELL INTERNATIONAL INC COMMON STOCK USD1.	4,753
		INTERCONTINENTAL EXCHANGE IN COMMON STOCK USD.01	5,036
		JOHNSON CONTROLS INC COMMON STOCK USD.01388	4,571
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	3,682
		LIBERTY MEDIA CORP C COMMON STOCK USD.01	1,978
		MCKESSON CORP COMMON STOCK USD.01	5,382
		MONSANTO CO COMMON STOCK USD.01	5,349
		MOSAIC CO/THE COMMON STOCK USD.01	2,257
		NORTHERN TRUST CORP COMMON STOCK USD1.667	4,572
		NOVARTIS AG SPONSORED ADR ADR	5,061
		OCCIDENTAL PETROLEUM CORP COMMON STOCK USD.2	3,593
		OMNICOM GROUP COMMON STOCK USD.15	4,975
		ORACLE CORP COMMON STOCK USD.01	6,275
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,765

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Institutional Capital Corporation	TEVA PHARMACEUTICAL SP ADR ADR	$2,961
		VODAFONE GROUP PLC SP ADR ADR	1,565
		WHIRLPOOL CORP COMMON STOCK USD1.	4,753
		ALLERGAN PLC COMMON STOCK USD.0033	5,945
		MALLINCKRODT PLC COMMON STOCK USD.2	2,892
		MEDTRONIC PLC COMMON STOCK USD.1	4,235
		PENTAIR PLC COMMON STOCK USD.01	3,412
		Total Institutional Capital Corporation	143,661
	Westwood Group	AMC NETWORKS INC A COMMON STOCK	1,105
		ALBEMARLE CORP COMMON STOCK USD.01	680
		ALEXANDRIA REAL ESTATE EQUIT REIT USD.01	1,111
		APOGEE ENTERPRISES INC COMMON STOCK USD.333	831
		ARRIS GROUP INC COMMON STOCK USD.01	593
		BANKUNITED INC COMMON STOCK USD.01	1,201
		B/E AEROSPACE INC COMMON STOCK USD.01	547
		BOISE CASCADE CO COMMON STOCK USD.01	730
		BOOZ ALLEN HAMILTON HOLDINGS COMMON STOCK USD.01	1,203
		BROCADE COMMUNICATIONS SYS COMMON STOCK USD.001	871
		CIT GROUP INC COMMON STOCK USD.01	1,088
		CABLE ONE INC COMMON STOCK USD.01	542
		CARDTRONICS INC COMMON STOCK USD.0001	1,454
		CLUBCORP HOLDINGS INC COMMON STOCK USD.01	963
		CONMED CORP COMMON STOCK USD.01	507
		CONTINENTAL BUILDING PRODUCT COMMON STOCK USD.001	527
		COOPER COS INC/THE COMMON STOCK USD.1	1,114
		DARLING INGREDIENTS INC COMMON STOCK USD.01	404
		DEAN FOODS CO COMMON STOCK USD.01	539
		DICK S SPORTING GOODS INC COMMON STOCK USD.01	1,078
		DILLARDS INC CL A COMMON STOCK	401
		EAST WEST BANCORP INC COMMON STOCK USD.001	619
		EDGEWELL PERSONAL CARE CO COMMON STOCK USD.01	556
		ENERGIZER HOLDINGS INC COMMON STOCK	1,121
		EQUIFAX INC COMMON STOCK USD1.25	1,036
		FLIR SYSTEMS INC COMMON STOCK USD.01	1,154
		FIRST FINANCIAL BANCORP COMMON STOCK	566
		HAEMONETICS CORP/MASS COMMON STOCK USD.01	1,151
		HALYARD HEALTH INC COMMON STOCK USD.01	1,036

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Westwood Group	HOME BANCSHARES INC COMMON STOCK USD.01	$555
		IAC/INTERACTIVECORP COMMON STOCK USD.001	1,003
		INTEGRA LIFESCIENCES HOLDING COMMON STOCK USD.01	888
		JARDEN CORP COMMON STOCK USD.01	994
		J2 GLOBAL INC COMMON STOCK USD.01	1,943
		KAPSTONE PAPER AND PACKAGING COMMON STOCK USD.0001	1,367
		LANDSTAR SYSTEM INC COMMON STOCK USD.01	457
		MATTEL INC COMMON STOCK USD1.	717
		MEMORIAL RESOURCE DEVELOPMEN COMMON STOCK USD.01	596
		HERMAN MILLER INC COMMON STOCK USD.2	1,089
		ON SEMICONDUCTOR CORP COMMON STOCK USD.01	876
		OPUS BANK COMMON STOCK	562
		PDC ENERGY INC COMMON STOCK USD.01	641
		PATTERSON COS INC COMMON STOCK USD.01	1,144
		PERKINELMER INC COMMON STOCK USD1.	648
		PITNEY BOWES INC COMMON STOCK USD1.	1,703
		POLYONE CORPORATION COMMON STOCK USD.01	1,137
		POTLATCH CORP REIT USD1.	792
		PREMIER INC CLASS A COMMON STOCK USD.01	995
		PRIVATEBANCORP INC COMMON STOCK	1,301
		RSP PERMIAN INC COMMON STOCK USD.01	722
		STAG INDUSTRIAL INC REIT USD.01	539
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	321
		TELEFLEX INC COMMON STOCK USD1.	1,617
		TIME INC COMMON STOCK USD.01	1,092
		TREX COMPANY INC COMMON STOCK USD.01	544
		TRUEBLUE INC COMMON STOCK	801
		WATTS WATER TECHNOLOGIES A COMMON STOCK USD.1	64
		WINTRUST FINANCIAL CORP COMMON STOCK	1,276
		WOODWARD INC COMMON STOCK USD.00292	1,242
		ZIONS BANCORPORATION COMMON STOCK	549
		AMDOCS LTD COMMON STOCK GBP.0001	1,418
		HELEN OF TROY LTD COMMON STOCK USD.1	791
		AVG TECHNOLOGIES COMMON STOCK EUR.01	1,413
		Total Westwood Group	56,525
	Jackson Square Partners	ABIOMED INC COMMON STOCK USD.01	2,636
		AFFILIATED MANAGERS GROUP COMMON STOCK USD.01	1,664
		ARISTA NETWORKS INC COMMON STOCK USD.0001	1,166

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Jackson Square Partners	ATHENAHEALTH INC COMMON STOCK USD.01	$1,557
		BIO TECHNE CORP COMMON STOCK USD.01	3,112
		BLACKBAUD INC COMMON STOCK USD.001	3,777
		DINEEQUITY INC COMMON STOCK USD.01	2,948
		DUNKIN BRANDS GROUP INC COMMON STOCK USD.001	2,414
		ELLIE MAE INC COMMON STOCK USD.0001	819
		EQUITY COMMONWEALTH REIT USD.01	3,462
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	2,365
		GRACO INC COMMON STOCK USD1.	3,249
		HEARTLAND PAYMENT SYSTEMS IN COMMON STOCK USD.001	2,556
		J2 GLOBAL INC COMMON STOCK USD.01	3,473
		LENDINGCLUB CORP COMMON STOCK USD.01	1,236
		LIBERTY TRIPADVISOR HDG A COMMON STOCK USD.01	1,028
		MSCI INC COMMON STOCK USD.01	3,044
		NIC INC COMMON STOCK	1,670
		OUTFRONT MEDIA INC REIT USD.01	2,190
		PANDORA MEDIA INC COMMON STOCK USD.0001	1,216
		QUOTIENT TECHNOLOGY INC COMMON STOCK USD.00001	495
		SALLY BEAUTY HOLDINGS INC COMMON STOCK USD.01	3,662
		SHUTTERSTOCK INC COMMON STOCK USD.01	1,166
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,418
		VERIFONE SYSTEMS INC COMMON STOCK USD.01	2,650
		WISDOMTREE INVESTMENTS INC COMMON STOCK USD.01	521
		YELP INC COMMON STOCK USD.000001	496
		ZEBRA TECHNOLOGIES CORP CL A COMMON STOCK USD.01	3,281
		LOGITECH INTERNATIONAL REG COMMON STOCK CHF.25	2,160
		SWISS FRANC	62
		CORE LABORATORIES N.V. COMMON STOCK EUR.02	2,130
		Total Jackson Square Partners Investments	64,623
	Next Century	ABIOMED INC COMMON STOCK USD.01	1,405
		ACADIA HEALTHCARE CO INC COMMON STOCK USD.01	1,674
		ADEPTUS HEALTH INC CLASS A COMMON STOCK USD.01	597
		AKORN INC COMMON STOCK	1,621
		ALIGN TECHNOLOGY INC COMMON STOCK USD.0001	570
		ANACOR PHARMACEUTICALS INC COMMON STOCK USD.001	1,819
		APOGEE ENTERPRISES INC COMMON STOCK USD.333	505
		BLACKHAWK NETWORK HOLDINGS I COMMON STOCK USD.001	682

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Next Century	BUFFALO WILD WINGS INC COMMON STOCK	$543
		CENTENE CORP COMMON STOCK USD.001	1,662
		CHUY S HOLDINGS INC COMMON STOCK USD.01	604
		COMSCORE INC COMMON STOCK USD.001	1,045
		COSTAR GROUP INC COMMON STOCK USD.01	1,539
		DR HORTON INC COMMON STOCK USD.01	842
		DEPOMED INC COMMON STOCK	549
		DEXCOM INC COMMON STOCK USD.001	278
		DIAMONDBACK ENERGY INC COMMON STOCK USD.01	471
		DIPLOMAT PHARMACY INC COMMON STOCK	891
		ELLIE MAE INC COMMON STOCK USD.0001	1,445
		FIESTA RESTAURANT GROUP COMMON STOCK USD.01	503
		FITBIT INC A COMMON STOCK USD.0001	639
		G III APPAREL GROUP LTD COMMON STOCK USD.01	1,274
		GUIDEWIRE SOFTWARE INC COMMON STOCK USD.0001	1,406
		HEALTHEQUITY INC COMMON STOCK USD.0001	875
		HUNT (JB) TRANSPRT SVCS INC COMMON STOCK USD.01	1,005
		IPG PHOTONICS CORP COMMON STOCK USD.0001	348
		IMPERVA INC COMMON STOCK USD.0001	642
		INTEGRATED DEVICE TECH INC COMMON STOCK USD.001	1,174
		KANSAS CITY SOUTHERN COMMON STOCK USD.01	503
		KATE SPADE + CO COMMON STOCK USD1.0	765
		KNIGHT TRANSPORTATION INC COMMON STOCK USD.01	1,603
		LOGMEIN INC COMMON STOCK USD.01	979
		M/A COM TECHNOLOGY SOLUTIONS COMMON STOCK USD.001	842
		MANHATTAN ASSOCIATES INC COMMON STOCK USD.01	624
		MARCUS + MILLICHAP INC COMMON STOCK USD.0001	893
		MARKETAXESS HOLDINGS INC COMMON STOCK USD.003	1,822
		MAXIMUS INC COMMON STOCK	293
		MOLINA HEALTHCARE INC COMMON STOCK USD.001	767
		ON ASSIGNMENT INC COMMON STOCK USD.01	556
		PRA GROUP INC COMMON STOCK USD.01	801
		PACIRA PHARMACEUTICALS INC COMMON STOCK USD.001	1,034
		PALO ALTO NETWORKS INC COMMON STOCK USD.0001	1,287
		PAYCOM SOFTWARE INC COMMON STOCK USD.01	836
		PROOFPOINT INC COMMON STOCK USD.0001	889
		PROTO LABS INC COMMON STOCK USD.001	311
		Q2 HOLDINGS INC COMMON STOCK USD.0001	643

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Next Century	SHOPIFY INC CLASS A COMMON STOCK	$570
		SKECHERS USA INC CL A COMMON STOCK USD.001	370
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	415
		TEAM HEALTH HOLDINGS INC COMMON STOCK USD.01	471
		TOLL BROTHERS INC COMMON STOCK USD.01	539
		ULTA SALON COSMETICS + FRAGR COMMON STOCK USD.01	1,292
		ULTIMATE SOFTWARE GROUP INC COMMON STOCK USD.01	1,521
		VEEVA SYSTEMS INC CLASS A COMMON STOCK USD.00001	733
		VIRTUSA CORP COMMON STOCK USD.01	1,126
		WABCO HOLDINGS INC COMMON STOCK USD.01	520
		ZOE S KITCHEN INC COMMON STOCK USD.01	1,322
		ESSENT GROUP LTD COMMON STOCK USD.015	1,247
		FLEETMATICS GROUP PLC COMMON STOCK EUR.015	1,227
		HORIZON PHARMA PLC COMMON STOCK USD.0001	858
		Total Next Century	54,267
	AJO Partners	AARON S INC COMMON STOCK USD.5	286
		ABERCROMBIE + FITCH CO CL A COMMON STOCK USD.01	52
		AEGERION PHARMACEUTICALS INC COMMON STOCK USD.001	74
		AEGION CORP COMMON STOCK USD.01	701
		ALASKA AIR GROUP INC COMMON STOCK USD.01	696
		AMERICAN AXLE + MFG HOLDINGS COMMON STOCK USD.01	198
		ARGAN INC COMMON STOCK USD.15	348
		ARMADA HOFFLER PROPERTIES IN REIT USD.01	248
		ASHFORD HOSPITALITY PRIME IN REIT USD.01	143
		ASHFORD HOSPITALITY TRUST REIT USD.01	694
		ASPEN TECHNOLOGY INC COMMON STOCK USD.1	640
		ASSURANT INC COMMON STOCK USD.01	606
		ATLAS AIR WORLDWIDE HOLDINGS COMMON STOCK USD.01	157
		ATWOOD OCEANICS INC COMMON STOCK USD1.	444
		AVERY DENNISON CORP COMMON STOCK USD1.	66
		AVON PRODUCTS INC COMMON STOCK USD.25	111
		BANC OF CALIFORNIA INC COMMON STOCK USD.01	381
		BERKSHIRE HILLS BANCORP INC COMMON STOCK USD.01	358
		BIG LOTS INC COMMON STOCK USD.01	137
		BLACK BOX CORP COMMON STOCK USD.001	45
		BRAVO BRIO RESTAURANT GROUP COMMON STOCK	109
		BRINK S CO/THE COMMON STOCK USD1.	137

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	BRISTOW GROUP INC COMMON STOCK USD.01	$121
		CAI INTERNATIONAL INC COMMON STOCK USD.0001	62
		CBL + ASSOCIATES PROPERTIES REIT USD.01	604
		CMS ENERGY CORP COMMON STOCK USD.01	287
		CARDINAL FINANCIAL CORP COMMON STOCK USD1.	160
		CASH AMERICA INTL INC COMMON STOCK USD.1	702
		CENTRAL GARDEN AND PET CO A COMMON STOCK USD.01	56
		CHILDREN S PLACE INC/THE COMMON STOCK USD.1	88
		COLLIERS INTERNATIONAL GROUP COMMON STOCK NPV	472
		COMFORT SYSTEMS USA INC COMMON STOCK USD.01	173
		COOPER TIRE + RUBBER COMMON STOCK USD1.	686
		CORESITE REALTY CORP REIT USD.01	493
		CUSTOMERS BANCORP INC COMMON STOCK USD1.0	196
		DHI GROUP INC COMMON STOCK USD.01	41
		DANA HOLDING CORP COMMON STOCK USD.01	61
		DEAN FOODS CO COMMON STOCK USD.01	708
		DECKERS OUTDOOR CORP COMMON STOCK USD.01	170
		DOMINION DIAMOND CORP COMMON STOCK	124
		DOMTAR CORP COMMON STOCK USD.01	634
		EARTHLINK HOLDINGS CORP COMMON STOCK USD.01	124
		EL PASO ELECTRIC CO COMMON STOCK	208
		EMCOR GROUP INC COMMON STOCK USD.01	762
		EMERGENT BIOSOLUTIONS INC COMMON STOCK USD.001	650
		ENCORE CAPITAL GROUP INC COMMON STOCK USD.01	133
		ENNIS INC COMMON STOCK USD2.5	287
		ENTERPRISE FINANCIAL SERVICE COMMON STOCK USD.01	95
		EXPRESS INC COMMON STOCK	630
		EXTREME NETWORKS INC COMMON STOCK USD.001	251
		FAIRPOINT COMMUNICATIONS INC COMMON STOCK USD.01	276
		FEDERAL AGRIC MTG CORP CL C COMMON STOCK USD1.	115
		FEDERATED NATIONAL HOLDING C COMMON STOCK USD.01	126
		FIDELITY SOUTHERN CORP COMMON STOCK	202
		FLAGSTAR BANCORP INC COMMON STOCK USD.01	708
		GENERAL CABLE CORP COMMON STOCK USD.01	497
		GENWORTH FINANCIAL INC CL A COMMON STOCK USD.001	250
		GOODYEAR TIRE + RUBBER CO COMMON STOCK	269
		GREAT PLAINS ENERGY INC COMMON STOCK	265
		HCI GROUP INC COMMON STOCK	590

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	HAWAIIAN HOLDINGS INC COMMON STOCK USD.01	$283
		HERSHA HOSPITALITY TRUST REIT USD.01	676
		HIGHWOODS PROPERTIES INC REIT USD.01	499
		HILL ROM HOLDINGS INC COMMON STOCK	482
		HOSPITALITY PROPERTIES TRUST REIT USD.01	786
		HUNTINGTON BANCSHARES INC COMMON STOCK USD.01	916
		HUNTINGTON INGALLS INDUSTRIE COMMON STOCK USD.01	696
		IAC/INTERACTIVECORP COMMON STOCK USD.001	221
		INGREDION INC COMMON STOCK USD.01	41
		INSIGHT ENTERPRISES INC COMMON STOCK USD.01	148
		INSPERITY INC WD COMMON STOCK USD.01	279
		INTELIQUENT INC COMMON STOCK USD.001	70
		JABIL CIRCUIT INC COMMON STOCK USD.001	251
		JETBLUE AIRWAYS CORP COMMON STOCK USD.01	375
		JONES LANG LASALLE INC COMMON STOCK USD.01	745
		KAISER ALUMINUM CORP COMMON STOCK USD.01	725
		KRATON PERFORMANCE POLYMERS COMMON STOCK USD.01	547
		LA Z BOY INC COMMON STOCK USD1.	108
		LEAR CORP COMMON STOCK USD.01	515
		LIGAND PHARMACEUTICALS COMMON STOCK USD.001	147
		MGIC INVESTMENT CORP COMMON STOCK USD1.	559
		MSG NETWORKS INC A COMMON STOCK USD.01	127
		MYR GROUP INC/DELAWARE COMMON STOCK USD.01	155
		MACK CALI REALTY CORP REIT USD.01	762
		MASIMO CORP COMMON STOCK USD.001	155
		MERCER INTERNATIONAL INC COMMON STOCK USD1.	279
		MERITOR INC COMMON STOCK USD1.	265
		MODINE MANUFACTURING CO COMMON STOCK USD.625	74
		MOVADO GROUP INC COMMON STOCK USD.01	150
		NRG ENERGY INC COMMON STOCK USD.01	251
		NVR INC COMMON STOCK USD.01	164
		NATIONAL FUEL GAS CO COMMON STOCK USD1.	140
		NET 1 UEPS TECHNOLOGIES INC COMMON STOCK USD.001	393
		NEUSTAR INC CLASS A COMMON STOCK USD.001	473
		NEVSUN RESOURCES LTD COMMON STOCK	245
		NORTHRIM BANCORP INC COMMON STOCK USD1.	14
		OIL STATES INTERNATIONAL INC COMMON STOCK USD.01	191
		OLD REPUBLIC INTL CORP COMMON STOCK USD1.	834

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	OMEGA PROTEIN CORP COMMON STOCK USD.01	$400
		OWENS + MINOR INC COMMON STOCK USD2.	366
		PNM RESOURCES INC COMMON STOCK	367
		PENN NATIONAL GAMING INC COMMON STOCK USD.01	449
		PENNYMAC FINANCIAL SERVICE A COMMON STOCK USD.0001	44
		PHARMERICA CORP COMMON STOCK USD.01	67
		PINNACLE WEST CAPITAL COMMON STOCK	181
		PORTLAND GENERAL ELECTRIC CO COMMON STOCK	789
		PROGRESS SOFTWARE CORP COMMON STOCK USD.01	152
		QUALITY SYSTEMS INC COMMON STOCK USD.01	79
		RLJ LODGING TRUST REIT	327
		RE/MAX HOLDINGS INC CL A COMMON STOCK USD.0001	145
		REGIONAL MANAGEMENT CORP COMMON STOCK USD.1	61
		REINSURANCE GROUP OF AMERICA COMMON STOCK USD.01	817
		RELIANCE STEEL + ALUMINUM COMMON STOCK	145
		REPLIGEN CORP COMMON STOCK USD.01	38
		RETAILMENOT INC COMMON STOCK USD.001	262
		REX AMERICAN RESOURCES CORP COMMON STOCK USD.01	88
		RYMAN HOSPITALITY PROPERTIES REIT USD.01	640
		SANDERSON FARMS INC COMMON STOCK USD1.	65
		SANMINA CORP COMMON STOCK USD.01	265
		SCHWEITZER MAUDUIT INTL INC COMMON STOCK USD.1	101
		SCICLONE PHARMACEUTICALS INC COMMON STOCK USD.001	92
		SHUTTERFLY INC COMMON STOCK USD.0001	119
		SKYWEST INC COMMON STOCK	47
		SOUTHWEST GAS CORP COMMON STOCK USD1.	467
		SPIRIT AEROSYSTEMS HOLD CL A COMMON STOCK USD.01	478
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	852
		SUMMIT HOTEL PROPERTIES INC REIT	706
		SUNSTONE HOTEL INVESTORS INC REIT USD.01	311
		THL CREDIT INC COMMON STOCK USD.001	391
		TAKE TWO INTERACTIVE SOFTWRE COMMON STOCK USD.01	684
		TALEN ENERGY CORP COMMON STOCK USD.001	392
		TOWER INTERNATIONAL INC COMMON STOCK USD.01	463
		TRINITY INDUSTRIES INC COMMON STOCK USD.01	151
		TRUEBLUE INC COMMON STOCK	172
		UGI CORP COMMON STOCK	871
		UNITED ONLINE INC WHEN ISSUE COMMON STOCK USD.0001	116

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	UNITED THERAPEUTICS CORP COMMON STOCK USD.01	$551
		VECTREN CORP COMMON STOCK	484
		WP GLIMCHER INC REIT USD.0001	69
		WABASH NATIONAL CORP COMMON STOCK USD.01	727
		WADDELL + REED FINANCIAL A COMMON STOCK USD.01	130
		WALKER + DUNLOP INC COMMON STOCK	62
		WEB.COM GROUP INC COMMON STOCK USD.001	456
		XENIA HOTELS + RESORTS INC REIT USD.01	179
		ZAGG INC COMMON STOCK USD.001	143
		ASPEN INSURANCE HOLDINGS LTD COMMON STOCK USD.001514456	778
		ASSURED GUARANTY LTD COMMON STOCK USD.01	780
		AXIS CAPITAL HOLDINGS LTD COMMON STOCK USD.0125	200
		CHIPMOS TECHNOLOGIES BERMUDA COMMON STOCK USD.01	347
		ENSCO PLC CL A COMMON STOCK USD.1	533
		EVEREST RE GROUP LTD COMMON STOCK USD.01	927
		NOBLE CORP PLC COMMON STOCK USD.01	482
		ROWAN COMPANIES PLC A COMMON STOCK USD.125	495
		TSAKOS ENERGY NAVIGATION LTD COMMON STOCK USD1.	351
		VALIDUS HOLDINGS LTD COMMON STOCK USD.175	806
		ALLIED WORLD ASSURANCE CO COMMON STOCK USD12.98	199
		ALTISOURCE PORTFOLIO SOL COMMON STOCK USD1.	228
		MAGICJACK VOCALTEC LTD COMMON STOCK ILS.65	148
		ORBOTECH LTD COMMON STOCK USD.14	445
		AVG TECHNOLOGIES COMMON STOCK EUR.01	151
		ORTHOFIX INTERNATIONAL NV COMMON STOCK USD.1	51
		BANCO LATINOAMERICANO COME E COMMON STOCK	293
		OCEAN RIG UDW INC COMMON STOCK USD.01	99
		Total AJO Partners	54,922
	Loomis Sayles	ALIBABA GROUP HOLDING SP ADR ADR USD.000025	6,492
		ALPHABET INC CL C COMMON STOCK USD.001	4,746
		ALPHABET INC CL A COMMON STOCK USD.001	4,700
		AMAZON.COM INC COMMON STOCK USD.01	11,220
		AMERICAN EXPRESS CO COMMON STOCK USD.2	1,600
		AMGEN INC COMMON STOCK USD.0001	3,629
		ANALOG DEVICES INC COMMON STOCK USD.167	605
		ARM HOLDINGS PLC SPONS ADR ADR	3,192
		AUTODESK INC COMMON STOCK USD.01	4,252
		AUTOMATIC DATA PROCESSING COMMON STOCK USD.1	1,342

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2015	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Loomis Sayles	CERNER CORP COMMON STOCK USD.01	$2,468
		CISCO SYSTEMS INC COMMON STOCK USD.001	7,393
		COCA COLA CO/THE COMMON STOCK USD.25	5,576
		DANONE SPONS ADR ADR	5,731
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	4,422
		FACEBOOK INC A COMMON STOCK USD.000006	9,429
		FACTSET RESEARCH SYSTEMS INC COMMON STOCK USD.01	3,084
		GREENHILL + CO INC COMMON STOCK USD.01	522
		LOWE S COS INC COMMON STOCK USD.5	2,349
		MERCK + CO. INC. COMMON STOCK USD.5	2,026
		MICROSOFT CORP COMMON STOCK USD.00000625	4,110
		MONSTER BEVERAGE CORP COMMON STOCK	7,327
		NOVARTIS AG SPONSORED ADR ADR	4,102
		NOVO NORDISK A/S SPONS ADR ADR	5,736
		ORACLE CORP COMMON STOCK USD.01	6,321
		PROCTER + GAMBLE CO/THE COMMON STOCK	5,167
		QUALCOMM INC COMMON STOCK USD.0001	5,363
		SEI INVESTMENTS COMPANY COMMON STOCK USD.01	5,407
		SABMILLER PLC SPONS ADR ADR	3,917
		SCHLUMBERGER LTD COMMON STOCK USD.01	3,667
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	4,000
		VARIAN MEDICAL SYSTEMS INC COMMON STOCK USD1.	3,376
		VISA INC CLASS A SHARES COMMON STOCK USD.0001	8,210
		YUM BRANDS INC COMMON STOCK	3,478
		Total Loomis Sayles	154,959

		Grand Total	$749,516

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 27, 2016

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Jacqueline Trapp
Jacqueline Trapp
Chair of the Southern California Edison Company
Benefits Committee